UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: January 10, 2024

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒                 Form 40-F  ☐

Entry into Letter Agreement; Amendments to Prior Debenture

On January 9, 2024, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and certain of its subsidiaries entered into a letter agreement (the “Letter Agreement”) with N Shipmanagement Acquisition Corp., an entity affiliated with our Chairwoman and CEO Angeliki Frangou, (the “Debenture Holder”) in relation to the convertible debenture originally issued by the Company on January 3, 2022 (the “Prior Debenture”). Under the terms of the Letter Agreement, the Debenture Holder agreed, among other things, to:

•	irrevocably waive and forgive any continuing event of default (or any other breach or default of any provision of) the Prior Debenture;

•

certain amendments to the the Prior Debenture (as amended and restated, the “Senior Secured PIK Debenture”) to extend its maturity and make certain other modifications as more fully outlined below; and

•

accept a transfer to it of the 3,183,199 common units of Navios Maritime Partners L.P. owned (prior to such transfer) by the Company and its subsidiaries in partial prepayment and satisfaction (on the date of the Letter Agreement) of an $81,139,743.00 portion of the principal amount of the Senior Secured PIK Debenture.

The Senior Secured PIK Debenture will mature on January 9, 2029 and bear interest at a fixed rate of 18% per annum, payable semi-annually in-kind. The instrument is secured by a first priority lien on all the shares of Navios South American Logistics Inc. (“NSAL”) held by the Company and its subsidiaries, is initially guaranteed by Navios Corporation (as the sole current owner of such NSAL shares) and will in the future be guaranteed by any other subsidiaries of the Company that may from time to time hold such NSAL shares. The Company is entitled to prepay all or a portion of the Senior Secured PIK Debenture prior to July 9, 2026 at a “make whole” prepayment price and, thereafter, at prepayment prices ranging from 109.0000% to 102.2500% of the aggregate of the principal amount (and any accrued and unpaid interest thereon) to be prepaid. The Senior Secured PIK Debenture is not convertible into the Company’s equity. As of January 9, 2024 (after giving effect to the above-noted partial prepayment, as well as the payment in-kind by the Company of certain fees in relation to the waivers and amendments described above), $43,918,513.00 principal amount of indebtedness was outstanding under the Senior Secured PIK Debenture.

The Letter Agreement and the transactions contemplated thereby were approved by a special committee of the board of directors of Navios Holdings, consisting solely of independent and disinterested directors, as well as by Navios Holdings directors not affiliated with the Debenture Holder.

The information contained in this report on Form 6-K shall not be incorporated by reference into any previous or future registration statement filed under the Securities Act of 1933, as amended, unless specifically identified therein as being incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Georgios Akhniotis
Name: Georgios Akhniotis
Title: Chief Financial Officer

Date:	January 10, 2024